

Offering Statement for IdentifySensors Biologics Corp. ("IdentifySensors")

IdentifySensors Biologics Corp. ("IdentifySensors," the "Company," "we," or "us"), a Delaware corporation incorporated on June 11, 2020, is holding the following offering:

IdentifySensors Biologics Corp is offering securities in the form of Equity which provides investors the right to Common Stock in the Company.

Target Offering: $9,999.00 | 2,222 Securities
Maximum Offering Amount: $4,999,999.50 | 1,111,111 Securities
Share Price: $4.50
Type of Offering: Equity
Type of Security: Common Stock
Offering Deadline: September 30, 2025
Minimum Investment: $990.00 | 220 Securities

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $990.00. The Company must reach its Target Offering Amount of $9,999 by September 30, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,999.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law,

we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY

JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as

https://identifysensors.com/

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

1. What is the name of the issuer?

IdentifySensors Biologics Corp.

20600 Chagrin Blvd Suite 405, Shaker Heights, Ohio, 44122

Eligibility

2. The following are true for IdentifySensors Biologics Corp.:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Employee Name and Title

Dr. Gregory Hummer, Chief Executive Officer (Primary Role)

Employee Background

Co-Founder of IdentifySensors, LLC in 2015. Dr. Hummer has developed patented nanotechnology, including cost-effective printed circuit sensors that communicate wirelessly with remote data terminals and nearby smartphones. This technology has broad application including security and environmental monitoring of explosives, harmful gases and chemicals that have the potential to disrupt business operations.

3-Year Work History

Employer: IdentifySensors Biologics (primary role)

Position: CEO

Years: 2020 - Present

Employee Name and Title

Bruce Raben, President and Secretary

Employee Background

Mr. Raben has been an investment, merchant banker and private investor for over 30 years and was a founding partner of Hudson Capital Advisors BD, LLC.

3-Year Work History

Employer: IdentifySensors Biologics

Position: President and Secretary

Years: 2020-Present

Employer: Hudson Capital Advisors (primary position)

Position: Owner

Years: 2013-Present

Employer: Isotta Holding Company

Position: General Manager

Years: Jan 2023-Present

Employee Name and Title

Ann M. Hawkins, Chief Financial Officer and Treasurer

Employee Background

Ms. Hawkins is a member of Edward C. Hawkins & Co., Ltd., a CPA firm and a member of Hawkins & Company, LLC., a law firm both of which are based in Cleveland, Ohio.

3-Year Work History

Employer: Edward C. Hawkins & Co., Ltd (primary role)

Position: Member

Years: 2020-Present

Employer: IdentifySensors Biologics

Position: Chief Financial Officer and Treasurer

Years: 2020-Present

Employee Name and Title

Joe Mosbrook, Chief Marketing Officer

Employee Background

Joe Mosbrook has 30 years of marketing, media and public relations experience. He serves as managing partner of Acclaim Communications, a full-service marketing and advertising firm in Cleveland.

3-Year Work History

Employer: Acclaim Communications

Position: Managing Partner

Years: 2012-Present

Employer: IdentifySensors Biologics (primary role)

Position: CMO

Years: 2015-Present

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Principal Security Holder Name

IdentifySensors Fresh Food Enterprises, LLC, a limited liability company managed exclusively by Dr. Gregory Hummer

Securities

42,277,778

Security Class

Common Stock

Voting Power

93%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

The Company has developed and plans to commercialize Check4® which is a rapid electrochemical molecular gene detection platform intended to detect different types of pathogens. Check4® uses a disposable one-time use cartridge and a reusable reader to easily perform the test for a given pathogen. The platform can also be used with a multiplexed cartridge to detect several pathogens all at once. The user takes a saliva sample, the cartridge is inserted into the reader, the user inserts their saliva sample into the cartridge and within minutes the reader sends its data to the Cloud for recording and interpretation. Results are displayed in approximately 5 minutes on the user's smartphone. A component of our test is graphene ink. The consistency and performance of this type of ink is the mayor challenge we face when developing an accurate sensor. We continue to experiment with different formulations of the ink to achieve the desired results. Thus far in the lab we have obtained results that are inconsistent but promising.

Check4® was initially designed as an alternative to the laboratory-based reverse transcription polymerase chain reaction (RT-PCR) tests for COVID-19. Since the World Health Organization declared the end of COVID-19 as a world health emergency in May of 2023, we intend to develop similar test cartridges for other bacteria and viruses, using the same nano-sensor platform. Examples of additional tests include Influenzas A & B, RSV, Ebola, Hepatitis C, HIV, Legionella, MRSA, Lyme, and Zika.

We are currently working with East West Manufacturing, LLC based in Wisconsin to scale the manufacturing and production of Check4®. We require FDA approval before we are able to commercialize our products, we filed our first FDA pre-submission for Ebola and Marburg viruses during 2023. The FDA has allowed us to file under Emergency Use Authorization (EUA) for Ebola because of the seriousness of this viral illness and the perceived advantages of our technology. We have submitted a total of 5 pre-submission to the FDA.

We plan to sell our products to: (1) businesses operating in critical and essential industries such as education, healthcare, retail, transportation and trade, travel and hospitality and agriculture among other industries that need a fast, accurate and inexpensive high-volume option for implementing robust testing programs; (2) individuals & families that need a fast, accurate and inexpensive personal diagnostic platform for regular testing to mitigate the risk of contracting communicable diseases from daily activities; (iii) public sector where access to rapid, accurate and inexpensive testing technology that definitively diagnoses infectious diseases like Flu and COVID-19 infections is needed.

The molecular self-test that we intend to offer is a simple saliva test that will seek out the very specific genes of different pathogens in the saliva test sample. Unlike other molecular tests including the RT-PCR test, our test intends to not require liquid reagents, enzymes and most importantly the duplication and amplification of the target genes of the pathogens. Our test has been developed to be primarily used at home or at the point of care. One of the primary intended goals in the development of our platforms is to significantly lower the testing costs and drastically reduce test result turnaround time from days to minutes. The estimated price per test

for our diagnostic platform is expected to be $25-50 plus a one-time purchase of durable components. The durable component is a reusable reader that integrates with a smartphone for $50-112. Our initial intended target markets include businesses in various industries, individuals and public agencies.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations

may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering

Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering and it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Company. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Principal Executive Officers to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a

consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Additional Issuer Specific Risks:

Title of Risk

The Company's success depends on the viability of the Company's business model

Description of Risk

Our revenue and income potential are unproven, and our business model and pathogens tests performed at home or at the point of care is relatively new. Our business model is based on a variety of assumptions relating to the Company's ability to develop and commercialize a testing platform that can be provided at home or at the point of care and returns accurate diagnostic results within minutes. These assumptions may not reflect the business and market conditions that we actually face. As a result, our operating results could differ materially from those projected under the Company's business model, and our business model may prove to be unprofitable.

Title of Risk

The Company's technology is under development and is subject to all the risks related thereto.

Description of Risk

Our ability to timely develop, manufacture and market our products is essential to our success. Current development and manufacturing schedules may be delayed by such factors as technological or labor difficulties and changes in both the needs and demands of customers and government policy or regulation. The costs of development could exceed our estimates which would require additional capital. Any delay in the development, manufacture or delivery of our products could result in the Company attempting to market its products at a time when cost and performance characteristics are not competitive with adverse consequences to the Company. Accordingly, there can be no assurance that we will be able to successfully develop, manufacture and market our products.

Title of Risk

The Company's lack of operating history creates substantial uncertainty about future results.

Description of Risk

We have no operating history or operations on which to base expectations regarding the Company's future results and performance. Further, the Company, as a recently formed enterprise, is subject to financial, funding, managerial and other types of risks associated with recently formed entities.

Title of Risk

We may have very limited capitalization and depend upon the success of this Offering to finance our business plan.

Description of Risk

We have limited financial resources and depend upon the success of this offering, and two concurrent offerings under Regulation A and Regulation D to complete development, scale manufacturing, obtain FDA approval and commence the commercialization of our products and our other long-term objectives. The Company may never achieve profitability and its ability to raise additional funds will be subject to, among other things, factors beyond the control of the Company and its directors, including cyclical factors affecting the economy generally. We can give no assurance that future funds can be raised on favorable terms, if at all.

Title of Risk

Loss of, or inability to attract, key personnel could adversely impact our business.

Description of Risk

Many factors are outside of the Company's control, and the occurrence of one or more of them might cause the value of any investment in our Common Stock to be substantially impaired or completely eroded.

Title of Risk

The Company may not be able to effectively protect its licensed intellectual property, which could impair the Company's ability to compete effectively.

Description of Risk

We license our intellectual property from IdentifySensors Fresh Food Enterprises, LLC ("ISFFE"), which has an obligation to protect and defend the intellectual property against infringers or claims of infringement. ISFFE licenses the intellectual property form IdentifySensors, LLC which also has an obligation to defend against infringers. However, both ISFFE and IdentifySensors, LLC have limited resources. No assurances can be given that the intellectual property that we use (i) will not infringe upon the intellectual property rights of others or (ii) that the patent and pending patent applications are valid or that they will be enforceable.

Title of Risk

We face intense competition in the marketplace which could lead to reduced net sales, net earnings, and cash flow.

Description of Risk

We face intense competition from other diagnostic and testing product companies in the US. Most of our products are expected to compete with other consolidated and widely advertised, promoted, and merchandised brands within each product category. We also face competition from retailers, including club stores, grocery stores, drugstores, dollar stores, mass merchandisers, e-commerce retailers, and subscription services, which are increasingly offering "private label" or store brands that are typically sold at lower prices and may compete with our products as substitutive products. Increased purchases of "private label" products in an economic downturn could reduce net sales of our products, which would negatively impact our business. Most of our competitors are larger than us and have far greater financial resources. These competitors may be able to spend more aggressively on advertising and promotional activities, introduce competing products more quickly and respond more effectively to changing business and economic conditions than we can. In addition, our competitors may attempt to gain market share by offering similar products at prices at or below those offered by us. Competitive activity may require us to increase our spending on advertising and promotions and/or reduce prices, which could lead to reduced sales and net earnings.

Title of Risk

Our products may not meet health and safety standards or could become contaminated.

Description of Risk

We and our contractors will adopt various quality, environmental, health and safety standards. Even if our planned products meet these standards, they could otherwise become contaminated. A failure to meet these standards or contamination could occur in our operations or those of our manufacturing facilities, distributors, or suppliers. This could result in expensive production interruptions, recalls and liability claims. Moreover, negative publicity could be generated from false, unfounded or nominal liability claims or limited recalls. Any of these failures or occurrences could negatively affect our business and financial performance.

Title of Risk

The sale of our products involves product liability and related risks that could expose us to significant insurance and loss expenses.

Description of Risk

We face an inherent risk of exposure to product liability claims if the use of our products results in, or is believed to have resulted in, illness or injury. Although we will take measures to ensure that our planned products are safe for use, interactions of these products with other products, prescription medicines and over-the-counter drugs have not been fully explored or understood and may have unintended consequences.

Although once we are able to sell our products we plan to maintain product liability insurance, it may not be sufficient to cover all product liability claims and such claims that may arise, could have a material adverse effect on our business. The successful assertion or settlement of an uninsured claim, a significant number of insured claims or a claim exceeding the limits of our insurance coverage would harm us by adding further costs to our business and by diverting the attention of our senior management from the operation of our business. Even if we successfully defend a liability claim, the uninsured litigation costs and adverse publicity may be harmful to our business.

Any product liability claim may increase our costs and adversely affect our revenues and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles and may make it more difficult to secure adequate insurance coverage in the future. In addition, any planned product liability insurance may fail to cover future product liability claims, which, if adversely determined, could subject us to substantial monetary damages.

Title of Risk

Dependence on key customers could adversely affect our business, financial condition and results of operations.

Description of Risk

We anticipate that a limited number of customers will account for a large percentage of our net sales. As a result, changes in the strategies of our largest customers or a shift to competing products may harm our net sales or margins, and reduce our ability to offer new, innovative products to our consumers. Furthermore, any loss of a key customer or a significant reduction in net sales to a key customer could have a material adverse effect on our business, financial condition and results of operations.

In addition, our business is based primarily upon individual purchase orders, and we typically do not enter into long-term contracts with our customers. Accordingly, customers could reduce their purchasing levels or completely cease buying our products at any time and for any reason and we would be without any contractual recourse. If we do not effectively respond to the demands of our customers, they could decrease their purchases, causing our net sales and net earnings to decline.

Title of Risk

Investors in this Offering will not have any voting control over the Company's business and affairs.

Description of Risk

ISFFE owns more than 93% of the outstanding shares of Common Stock of the Company, all of which are voted by Dr. Gregory Hummer. Even if the Maximum Amount of the Offering is sold, investors would have approximately 2% of the voting shares outstanding. Thus, Dr. Hummer is expected to control a majority of the voting power for the foreseeable future and therefore controls the business and affairs of the Company.

Title of Risk

The Company is subject to a number of conflicts of interests.

Description of Risk

The Company has entered into contracts and agreements with Dr. Hummer or his affiliated entities which have not been negotiated on an arms'-length basis. These contracts include the License Agreement from ISFFE and the Sublease Agreement for the Company's office space. The Company cannot guarantee that these contracts and arrangements are fair and reasonable to the Company.

Additionally, Dr. Hummer and certain of the Company's officers and key consultants are not full time employees and have other jobs and commitments. Dr. Hummer is also the Manager of both IdentifySensors, LLC and Identify Sensors Fresh Food Enterprises, LLC. Ann Hawkins, the Chief Financial Officer, is a part time consultant. Such officers are not required to devote their full time and energy to the Company and have other employers to whom they owe a duty of care and loyalty.

Title of Risk

We have not paid dividends in the past and do not expect to pay dividends in the foreseeable future.

Description of Risk

We have never paid cash dividends on our shares and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our shares will depend on earnings, financial condition and other business and economic factors that management may consider relevant. If we do not pay dividends, our shares may be less valuable because a return on your investment will only occur if its stock price appreciates.

Title of Risk

Our offering price is arbitrary and bears no relationship to our assets, earnings, or book value.

Description of Risk

There is no current public trading market for our Common Stock and the price at which the Common Stock are being offered bears no relationship to conventional criteria such as book value or earnings per share. There can be no assurance that the offering price bears any relation to the current fair market value of the Common Stock.

The Offering

Minimum Amount of the Securities Offered	2,222
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	47,238,203
Maximum Amount of the Securities Offered	1,111,111
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	48,347,092
Price Per Security	$4.50
Minimum Individual Purchase Amount	$990
Offering Deadline	September 30, 2025
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

IdentifySensors Biologics Corp. ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF and a $2,500 upfront payment upon the commencement of the campaign. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $9,999 and $4,999,999.5 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $9,999, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have not yet to be closed.

In the event the Company fails to reach the minimum offering amount of $9,999, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

7. What is the purpose of this offering?
If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 8.

8. How does the issuer intend to use the proceeds of this offering?
Add rows as necessary to account for all ways you intend to use the proceeds of this offering.

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
PicMii Portal Fee	4.9%	$490	4.9%	$244,999.98
Estimated Offering Expenses	2.1%	$210	2.1%	$105,000
Product Development	60%	$6,000	60%	$3,000,000
Operational Costs	13%	$1300	13%	$650,000
Marketing and Sales	7%	$700	7%	$350,000
New Hires	5%	$500	5%	$250,000
Working Capital	8%	$800	8%	$400,000
Total	100%	$9,999	100%	$4,999,999.5

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

9. **How will the issuer complete the transaction and deliver securities to the investors?**

Transfer Agent - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this case, the company will be utilizing a transfer agent.

10. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

11. Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. **Describe the terms of the securities being offered.**

IdentifySensors Biologics Corp is offering securities in the form of Equity which provides investors the right to Common Stock in the Company.

Target Offering: $9,999.00 | 2,222 Securities
Maximum Offering Amount: $4,999,999.50 | 1,111,111 Securities
Share Price: $4.50
Type of Offering: Equity
Type of Security: Common Stock
Offering Deadline: September 30, 2025
Minimum Investment: $990.00 | 220 Securities

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $990.00. The Company must reach its Target Offering Amount of $9,999 by September 30, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,999.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

13. **Do the securities offered have voting rights? Voting Rights and Proxy:**

Yes, each share of Common Stock shall have one (1) vote per share per certificate of incorporation and bylaws (Exhibit D and Exhibit E).

14. **Are there any limitations on any voting or other rights identified above?**

See Question 13.

15. **How may the terms of the securities being offered be modified?**
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and

you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Convertible Note/SAFEs	Voting Rights
Common Stock	350,000,000	47,235,981	4,013,335	N/A	Yes
Preferred Stock	50,000	0	N/A	N/A	No

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Company is authorized to issue up to 50,000,000 shares of Preferred Stock in one or more series. The Company's Board of Directors is entitled to fix or alter the rights, preferences, privileges and restrictions granted to or imposed on each series of Preferred Stock, and the number of shares constituting any such series and the designation thereof. No shares of Preferred Stock have been issued or are currently outstanding.

We have two concurrent offerings, with this being the third offering. We are currently offering shares under Regulation A and Regulation D. Investors who purchase shares under our Regulation D offering and invest at least $100,000 will receive warrants to purchase additional shares of our common stock at a price of $5.25. The term to exercise the warrants is three years from their issue date.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued?

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. Additional issuances of securities
2. Issuer repurchases of securities
3. A sale of the issuer or of assets of the issuer
4. Transactions with related parties

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date

IdentifySensors Fresh Food Enterprise LLC	$350,000	6%	1/3/2026

24. What other exempt offerings has the Company conducted within the past three years?

The Company is currently conducting two other separate concurrent exempt offerings. One under Regulation A and one under Regulation D. The maximum aggregate offering amount for the Company's three consecutive offerings is $50,000,000. The price per share in each of the offerings is $4.50, and the maximum number of shares offered is 11,111,111 in all three offerings. Investors purchasing shares under our Regulation D offering, who invest at least $100,000, will be issued warrants to purchase additional shares of our common stock at a purchase price of $5.25 per share. The term of the warrants will be three years from their issue date. The number of warrants issued varies depending on the amount invested.

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. Any director or officer of the issuer;
2. Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. Any immediate family members of any of the foregoing persons.

We entered into an employment agreement with Ghazi Kashmolah on February 9, 2023, to provide services to the Company to consult on operations. Mr. Kashmolah shall provide services to the Company and to its affiliates, IdentifySensors Fresh Food Enterprises LLC and IdentifySensors LLC. The employment agreement stipulates at will employment and the provision of full time, exclusive services to the Company. It includes standard confidentiality, non-solicitation, and non-piracy provisions, as well as the assignment of all intellectual property developed by Mr. Kashmolah in connection with the services provided for our benefit. Mr. Kashmolah shall be entitled to receive a salary of $16,667 to be paid on the 15th day of one month and the first day of the immediately succeeding calendar month for the first 12 months of his employment term. He will be entitled to receive a $150,000 bonus upon obtaining FDA approval for the Company's first test, and a bonus equivalent to 30% of his base salary upon the achievement of certain revenue goals set by the Company's board of directors. The employment agreement also includes payment of health benefits and contributions to Mr. Kashmolah's 401(K) plan. As part of his compensation package, Mr. Kashmolah received 400,000 stock options at a price of $4.50 per Share. The options vest in installments of 25,000 shares each at

the end of each calendar quarter during Mr. Kashmolah's employment term, provided that he remains employed by the Company on the vesting dates.

Financial Condition of the Issuer

26. Does the issuer have an operating history?

IdentifySensors Biologics Corp., was founded on June 11, 2020. Since inception, we have been in the business of developing tests for viral and bacterial pathogens like COVID-19 but applicable to other diseases as well. We are now manufacturing our products and expect to complete initial prototypes during the fiscal year 2023. However, before any commercial sales occur in the U.S., we must complete extensive testing and obtain approval from the U.S. Food and Drug Administration. Such efforts will require significant additional capital.

Because our products and services were initially specifically designed to address the testing needs for COVID-19, recent developments in the pandemic have caused us to broaden the testing capabilities of our products by targeting other pathogens, such as Ebola and Marburg viruses. We have made 5 pre-submissions to the FDA and intend to have FDA clearance for testing Ebola/Marburg virus by the end of 2023. We intend to commence generating revenues in the first quarter of 2024.

As of June 30, 2023, we had not yet commenced commercial sales or generated any revenue. Our activities since inception have consisted of formation activities, establishing agreements, and raising capital, principally through the sales of common stock and loans from affiliates. Our expenses have been primarily research and development costs, administrative expenses, and professional fees. We will incur significant additional research & development, and significant manufacturing expenses. We are dependent upon additional capital resources for the commencement of our planned principal operations and subject to significant risks and uncertainties; including failing to secure additional funding to carry our planned operations or failing to profitably operate the business.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

We have incurred recurring losses to date. Our financial statements have been prepared assuming that we will continue as a going concern.

We expect we will require additional capital to meet our long-term operating requirements. We expect to raise additional capital through, among other things, the sale of equity or debt securities. We have invested in manufacturing machinery that will facilitate our contract manufacturer, East West Manufacturing, LLC, in producing our product.

We incurred a net loss for the fiscal year ended June 30, 2024, of $11,414,979. No revenue was earned or recognized during the fiscal year ended June 30, 2024. During our fiscal year ended June 30, 2023, we raised $4,379,403 from the sale of common stock. Total operating expenses in

the year ended June 30, 2024, were $12,803,526 as compared to $4,374,677 for year ended June 30, 2023. Operating expenses include $4,441,575 in research and development expenses, $1,176,821 in manufacturing expenses, $687,443 in marketing expenses, $1,093,241 in office, administrative expenses, and $266,998 in professional fees, and $5,137,448 in compensation stock expense.

Our cash balance at June 30, 2024 was $172,482 compared to $1,470,562 at June 30, 2023. We do not believe these cash reserves are sufficient to cover our expenses for our operations for fiscal year ending June 30, 2025. We will require additional funding for our ongoing operations. At our current level of operations, we expend approximately $400,000 per month, meaning that we would require $4,800,000 in available cash to fund operations through June 30, 2025. However, our business plans anticipated that we would commence prototype testing and apply for approval of the FDA during this fiscal year. Such activities would require substantial additional capital, estimated to be approximately $5,000,000.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
   i. In connection with the purchase or sale of any security?
   ii. Involving the making of any false filing with the Commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer,

municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   i. At the time of the filing this offering statement bars the person from:
      1. Association with an entity regulated by such commission, authority, agency or officer?
      2. Engaging in business of securities, insurance, or banking?
      3. Engaging in savings association or credit union activities?

   ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
   ii. Places limitations on the activities, functions or operations of such person?
   iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
   ii. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at

the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

IdentifySensors Biologics Corp. answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Financials: See Exhibit A

Offering Page: See Exhibit B

Subscription Agreement: See Exhibit C

Amended & Restated Articles of Incorporation: Exhibit D

Bylaws: Exhibit E

Exhibit A

Audited Financial Statements

Exhibit B

Offering Page

Exhibit C

Subscription Agreement

Exhibit D

Certificate of Incorporation (See attachment to filings)

Exhibit E

Bylaws (See attachment to filings)